EXHIBIT 4.1


                            NETFABRIC HOLDINGS, INC.
                     67 FEDERAL ROAD, BUILDING A, SUITE 300
                              BROOKFIELD, CT 06804


May 24, 2005

Michael Millon
Macrocom Investors, LLC
1365 York Avenue
New York, NY 1002

Dear Michael:

This letter will set forth our agreement today with respect to amending the Financing Agreement dated July 22, 2004 and the Loan Agreement dated October 14, 2004 between NetFabric Corporation and Macrocom (together the "Agreements").

We have agreed that paragraph 2 of the Loan Agreement will be amended so that the due date for the principal and interest due thereunder will be October 10, 2005.

We have agreed that paragraph 5 of the Financing Agreement and paragraph 5 of the Loan Agreement will be amended to extend the exercise period of the warrant to purchase an additional 2,000,000 shares of the common stock of the Company for $1,500,000, to December 9, 2006.

Except as we have modified them hereby, the Agreements shall remain in full force and effect in accordance with their terms. Capitalized terms used but not defined herein have the meanings assigned to them in the Agreements.

This letter agreement is an integral part of the Agreements, shall be read and construed as such, and as amended hereby, supersedes and replaces all other agreements and understandings between the parties.

This letter agreement shall be governed by the laws of the state of New York.

If you are in agreement with this amendment to the Agreements, please execute two copies of this letter and return one copy to me.

Very truly yours,



Jeff Robinson, CEO
NetFabric Holdings, Inc.

Understood and agreed to:

/S/ Michael Millon
----------------------------------
Michael Millon
Managing Member, Macrocom Investors, LLC